EXHIBIT 99.1

Crucell and NeoTropiX Enter PER.C6(TM) Licensing Agreement in Viral Therapy in Oncology

LEIDEN, The Netherlands and GAITHERSBURG, Md., March 16, 2004 (PRIMEZONE) -- Dutch biotechnology company Crucell N.V. (Euronext:CRXL) (Nasdaq:CRXL) and U.S.-based NeoTropiX, Inc. today announced that they have entered into a PER.C6(tm) technology licensing agreement for viral therapy in the field of oncology.

Under the terms of the agreement, NeoTropiX will receive a non-exclusive, worldwide license to use PER.C6(TM) technology for research and clinical development of viral therapy products in the field of oncology, with an option for a commercial license. Crucell will receive upfront and annual payments. Further financial details were not disclosed.

"We are very pleased that through our PER.C6(tm) technology we can support NeoTropiX's compelling and exciting research endeavors in the field of oncology," said Ronald Brus, Crucell's president and CEO. "Crucell's own therapeutics are currently directed towards infectious diseases, and our agreement with NeoTropiX potentially enables us to contribute towards meeting unmet medical needs in cancer treatment as well."

"This pivotal agreement with Crucell provides NeoTropiX with the essential tools to manufacture virus products now and through Phase III trials," said Dr. Paul Hallenbeck, president of NeoTropiX. "The Biologics Master File (BMF) on Crucell's cell line at the FDA makes the PER.C6(TM) technology ready for use right away in our efforts to discover novel viral oncology therapies."

About Crucell

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria and West Nile virus. The company's development programs include collaborations with Aventis Pasteur for influenza vaccines, the U.S. National Institutes of Health for an Ebola vaccine, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6(tm) technology, which offers a safer, more efficient way to produce biopharmaceuticals. The company licenses its PER.C6(tm) technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and CMO partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and currently employs 180 people. Crucell is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

About NeoTropiX

NeoTropiX is an early stage drug discovery company, based in Gaithersburg, Maryland, dedicated to the research, development and commercialization of virus-based therapies for the treatment of cancer. NeoTropiX conducts virotherapy research under a licensing agreement with a major pharmaceutical company. Founded in 2003, NeoTropiX has expanded on groundbreaking work conducted by some of the nation's leading cancer researchers at top global biotechnology companies. Using proprietary products, NeoTropiX is focusing its R&D efforts on the most promising cancer research, including treatment for small cell lung cancer. For more information, please visit our website at www.neotropix.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on February 27, 2004, and the section entitled "Risk Factors." The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For PDF-version click here: http://hugin.info/132631/R/938092/130170.pdf

CONTACT:  Crucell N.V.
          Elizabeth Goodwin
          Investor Relations Manager
          Tel. +31-(0)71-524 8718
          e.goodwin@crucell.com

          NeoTropiX, Inc.
          Jim McManus, Morrissey & Company
          Tel. 617-523-4141
          jim@morrisseyco.com

          Redington, Inc. (for Crucell)
          Thomas Redington
          Tel. +1 212-926-733
          tredington@redingtoninc.com